Exhibit 4.7(b)

(FACE OF COMMON SECURITIES CERTIFICATE)

THIS CERTIFICATE IS NOT TRANSFERABLE

One Common Security

MELLON CAPITAL III

COMMON SECURITIES

This Common Security Certificate certifies that Mellon Financial Corporation (the “Company”) is the registered Holder of the Common Security set forth above. The Common Security represents a beneficial interest in the assets of Mellon Capital III, a Delaware statutory trust (the “Trust”), having an initial liquidation amount of §50,000. The Common Security is not transferable. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Common Security are set forth in, and this certificate is hereby issued and shall in all respects be subject to the terms and provisions of the Amended and Restated Trust Agreement of the Trust, dated as of September 19, 2006, as the same may be amended and restated from time to time (the “Trust Agreement”), including the designation of the terms of the Common Security as set forth therein. All capitalized terms used herein that are defined in the Trust Agreement have the meanings set forth therein.

The Company agrees to treat the Debentures held by the Trust as indebtedness for U.S. federal income tax purposes.

A copy of the Trust Agreement is available for inspection at the offices of the Property Trustee.

Upon receipt of this certificate, the Holder is bound by the Trust Agreement and is entitled to the benefits thereof.

IN WITNESS WHEREOF, the Trust acting through one of its Administrative Trustees has executed this Common Security Certificate.

MELLON CAPITAL III, acting through one of its Administrative Trustees

By:	/s/Michael K. Hughey
	Name:	Michael K. Hughey Administrative Trustee

Date: September 19, 2006